SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2015

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _______________ to _______________

Commission File Number 001-34155

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Savings Bank Employees’ Savings & Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Savings Financial Group, Inc.
501 East Lewis & Clark Parkway
Clarksville, Indiana 47129

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN -
CLARKSVILLE, INDIANA

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

YEARS ENDED
DECEMBER 31, 2015 AND 2014

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

CONTENTS

                                                                                                                                                                                                                                                           Page

Report of Independent Registered Public Accounting Firm                                                                                                                                                       3

FINANCIAL STATEMENTS:
  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS                                                                                                                                           4
  STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS                                                                                                                 5
  NOTES TO FINANCIAL STATEMENTS                                                                                                                                                                              6-13

SUPPLEMENTAL SCHEDULE*:
  SCHEDULE OF ASSETS (HELD AT END OF YEAR)                                                                                                                                                              14

* All other supplemental schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

MONROE SHINE
KNOWLEDGE FOR TODAY ... VISION FOR TOMORROW
222 EAST MARKET STREET, P.O. BOX 1407, NEW ALBANY, INDIANA 47150 * PHONE: 812.945.2311 * FAX: 812.945.2603

Report of Independent Registered Public Accounting Firm

To the Compensation Committee of the
First Savings Bank Employees' Savings & Profit Sharing Plan
Clarksville, Indiana

We have audited the accompanying statements of net assets available for benefits of the First Savings Bank Employees' Savings & Profit Sharing Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the First Savings Bank Employees' Savings & Profit Sharing Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Monroe Shine

New Albany, Indiana
June 23, 2016

MONROE SHINE & CO., INC. ♦ CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS CONSULTANTS

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2015 AND 2014

	2015	2014

Investments, at fair value:
First Savings Financial Group, Inc. unitized common stock fund	$ 5,355,184	$ 3,842,867
Mutual funds	5,740,326	5,352,269
Common/collective funds	611,351	378,624

Total Assets	11,706,861	9,573,760

Net Assets Available for Benefits	$ 11,706,861	$ 9,573,760

See notes to financial statements.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2015 AND 2014

	2015	2014

Additions to net assets attributed to:
Investment income:
Interest on short-term investment funds	$ 31	$ 16
Dividends on mutual funds	221,095	142,173
Dividends on common stock	67,371	60,765
Net appreciation in fair value of investments	1,189,319	666,552
	1,477,816	869,506

Contributions:
Employer	371,217	363,168
Participant	555,693	539,385
Participant rollovers	74,994	23,495
	1,001,904	926,048

Total additions	2,479,720	1,795,554

Deductions from net assets attributed to:
Benefits paid to participants	316,401	240,086
Administrative expenses	30,218	43,140
Total deductions	346,619	283,226

Net Increase	2,133,101	1,512,328

Net assets available for benefits:
Beginning of year	9,573,760	8,061,432

End of Year	$ 11,706,861	$ 9,573,760

See notes to financial statements.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015 AND 2014

(1)           DESCRIPTION OF PLAN

The following description of the First Savings Bank Employees' Savings & Profit Sharing Plan (the “Plan”) provides only general information.  Participants should refer to the plan document and Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan, established by First Savings Bank (the “Bank”), a wholly-owned subsidiary of First Savings Financial Group, Inc. (the “Company”), covering substantially all employees of the Bank who have completed one year of service (minimum of 1,000 hours) and are age 21 or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Participants may make pre-tax and after-tax Roth elective salary deferrals up to 100% of eligible compensation, as defined in the plan document, subject to limitations imposed by Internal Revenue Code (“IRC”) regulations.  Eligible participants are also permitted to make special pre-tax catch-up contributions in accordance with IRC regulations and contributions representing distributions from other qualified defined benefit or contribution plans.

The Company made safe harbor matching contributions equal to 100% of the first 5% of eligible compensation that each participant contributed to the Plan for the years ended December 31, 2015 and 2014.

Company contributions may also include additional discretionary employer profit sharing contributions as determined annually by the Compensation Committee.  No discretionary employer profit sharing contributions were made for 2015 or 2014.

Participant Accounts

Each participant's account is credited with participant salary deferrals, Company contributions and an allocation of plan earnings, and charged with an allocation of administrative expenses.  Allocations are based on participant compensation, account balances or specific participant transactions, as defined in the plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants direct the investment of their contributions and employer contributions into various investment options offered by the Plan.  The Plan currently offers various mutual funds, common/collective funds and a unitized common stock fund consisting principally of shares of Company common stock as investment options for participants.  Participants may change their investment elections at any time.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(1 – continued)

Vesting

Participants are immediately 100% vested in their contributions and all employer contributions, plus actual earnings thereon.

Payment of Benefits

On termination of service due to death, disability, retirement or other reasons, participants may receive a lump sum or partial lump sum distribution in an amount up to the value of their vested account balance.  The Plan also provides for in-service distributions for participants that have attained age 59½, subject to certain restrictions.  Separated participants with vested account balances exceeding $1,000 may elect to defer benefits until reaching normal retirement age.

(2)           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(2 – continued)

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 3 for additional discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.  Interest income is recorded on the accrual basis.  Capital gain distributions from mutual funds are included in net appreciation in fair value of investments.  Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold, as well as held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of the return for these investments.

Administrative Expenses

Some administrative expenses are paid by the Bank and some are paid by the Plan.  Those that were paid by the Plan are reflected in the accompanying financial statements.

Employees of the Bank perform certain administrative functions for the Plan.  Neither the Bank nor its employees receive compensation from the Plan.

Payment of Benefits

Benefits are recorded when paid.  At December 31, 2015 and 2014, there were no allocated amounts to participants who had elected to withdraw from the Plan, but had not yet been paid.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(2 – continued)

Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value (“NAV”) per share as a practical expedient.  The amendments in ASU 2015-07 are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, with early adoption permitted.  The Plan adopted ASU 2015-07 for the plan year ended December 31, 2015 and applied it retrospectively to 2014, and the fair value measurements disclosures (Note 3) have been modified accordingly as of December 31, 2015 and 2014.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting:  Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965).  The amendments in Part I of ASU 2015-12 eliminate the requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures, including a reconciliation of contract value to fair value when the measures differ.  Instead, these contracts are to be measured, presented and disclosed only at contract value.  The amendments in Part II of ASU 2015-12 require plans to disaggregate investments measured using fair value only by general type, as opposed to further disaggregating the investment information by nature, characteristics and risks.  Part II also eliminated the requirement to disclose the net appreciation or depreciation in fair value of investments by general type and the requirement to disclose individual investments that represent five percent or more of net assets available for benefits.  The amendments in Part III of ASU 2015-12 provide a practical expedient to permit plans to measure investments and investment-related accounts as of a month-end date closest to the plan’s fiscal year-end, when the fiscal year-end does not coincide with the end of a calendar month.  The amendments in ASU 2015-12 are effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  The Plan adopted the relevant portions of ASU 2015-12 for the plan year ended December 31, 2015 and applied them retrospectively to 2014, resulting in the removal of certain disclosures presented for 2014 that are no longer required.

(3)           FAIR VALUE MEASUREMENTS

FASB Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under FASB ASC Topic 820 are described as follows:

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(3 – continued)

Level 1:	Inputs to the valuation methodology are quoted prices, unadjusted, for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observed for the asset or liability; or inputs that are derived principally from or can be corroborated by observable market data by correlation or other means.

Level 3:
Inputs to the valuation methodology are unobservable and significant to the fair value measurement.  Level 3 assets and liabilities include financial instruments whose value is determined using discounted cash flow methodologies, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The following table presents the balances of the Plan's investments within the fair value hierarchy measured at fair value as of December 31, 2015 and 2014:

	Level 1	Level 2	Level 3	Total

December 31, 2015:
Unitized common stock fund	$ 5,355,184	$ --	$ --	$ 5,355,184
Mutual funds	5,740,326	--	--	5,740,326

Investments in the fair value hierarchy	$ 11,095,510	$ --	$ --	11,095,510

Common/collective fund, measured at net asset value (A)				611,351

Total investments				$ 11,706,861

December 31, 2014:
Unitized common stock fund	$ 3,842,867	$ --	$ --	$ 3,842,867
Mutual funds	5,352,269	--	--	5,352,269

Investments in the fair value hierarchy	$ 9,195,136	$ --	$ --	9,195,136

Common/collective funds, measured at net asset value (A)				378,624

Total investments				$ 9,573,760

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(3 – continued)

(A)
In accordance with FASB ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

Fair value is based upon quoted market prices, where available (Level 1).  If quoted market prices are not available, fair value is obtained from third parties that primarily use, as inputs, observable market-based parameters or a matrix pricing model (Level 2).  Level 3 inputs are only used when Level 1 or Level 2 inputs are not available.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the valuation techniques and related inputs used for assets measured at fair value at years ended December 31, 2015 and 2014.

Unitized Common Stock Fund

The First Savings Financial Group, Inc. unitized common stock fund includes shares of Company common stock valued at quoted market prices, and a nominal amount of cash and cash equivalents to provide liquidity for participant directed transactions.  The unitized common stock fund’s holdings consisted of the following at December 31, 2015 and 2014:

	2015	2014
Shares of Company common stock	139,490	139,711
Quoted market price at December 31	$ 36.43	$ 26.25

Fair value of Company common stock	$ 5,081,342	$ 3,667,414
Cash, cash equivalents and receivables	273,842	175,453

Unitized common stock fund fair market value	$ 5,355,184	$ 3,842,867

Mutual Funds

The fair value of mutual funds is based on the quoted NAV of the shares as reported by the fund.  The mutual funds held by the Plan are open-end mutual funds registered with the United States Securities and Exchange Commission.  The funds must publish their daily NAV and transact at that price.  The mutual funds held by the Plan are considered to be actively traded.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(3 – continued)

Common/Collective Funds

Investments in common/collective funds are valued at the NAV of the shares or units held by the Plan based on the fair value of the assets underlying the funds.  NAV is used as a practical expedient for fair value.  There were no redemption or frequency restrictions on the common/collective funds as of December 31, 2015 and 2014.

The fair value methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Gains and losses included in changes in net assets available for benefits for the years ended December 31, 2015 and 2014, are reported in net appreciation in fair value of investments.

The Plan’s policy is to recognize transfers between Levels 1 and 2 and into and out of Level 3 as of the date of the event or change in circumstances that caused the transfer.  For the years ended December 31, 2015 and 2014, there were no transfers between Levels 1 and 2 and no transfers into or out of Level 3.

(4)           RELATED PARTY TRANSACTIONS

The Plan invests in shares of Company common stock through the unitized common stock fund, and the Bank is the plan sponsor as defined by the Plan.  Transactions in such investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules of ERISA.

At December 31, 2015 and 2014, the Plan held 139,490 and 139,711 shares of Company common stock through the unitized common stock fund, respectively.  The Plan received $67,371 and $60,765 in dividends on Company common stock for the years ended December 31, 2015 and 2014, respectively.  During 2015 and 2014, the Plan purchased 1,886 and 4,997 shares of Company common stock in the open market through the unitized stock fund having a value of $58,010 and $121,245, respectively.  During 2015 and 2014, the Plan sold 2,107 and 2,863 shares of Company common stock in the open market through the unitized common stock fund for total proceeds of $66,741 and $66,501, respectively.

At December 31, 2015 and 2014, investments in the First Savings Financial Group, Inc. unitized common stock fund totaled 45.7% and 40.1%, respectively, of the Plan’s investments.

FIRST SAVINGS BANK
EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS - CONTINUED
DECEMBER 31, 2015 AND 2014

(5)           PLAN TERMINATION

Although it has not expressed any intent to do so, the Company and the Bank have the right under the Plan to discontinue their contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer contribution accounts.

(6)           TAX STATUS

The Plan is based on a non-standardized prototype plan which has received a favorable opinion letter from the Internal Revenue Service (“IRS”) dated March 31, 2014, that the prototype plan is designed in accordance with applicable sections of the IRC.  The plan administrator has not separately applied for a determination letter from the IRS.  Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan has implemented the accounting guidance for uncertainty in income taxes under the provisions of FASB ASC Topic 740, Income Taxes.  Under that guidance, tax positions are recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities.  As of December 31, 2015, the Plan has no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.  The Plan is not currently being examined and the Plan's management believes its tax-exempt status would be upheld under examination.  Plan management believes the Plan is no longer subject to income tax examination for years prior to 2012.

(7)           RISKS AND UNCERTAINTIES

The Plan invests in various mutual funds, common stock, short-term investment funds and common/collective funds.  The investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with the investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Participants should refer to the Company’s annual and quarterly financial statements filed with the Securities and Exchange Commission (Form 10-K and Form 10-Q) regarding risks associated with Company stock.

FIRST SAVINGS BANK
EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER (EIN): 35-0309764, PLAN NUMBER (PN): 002
DECEMBER 31, 2015

(a)	(b) Identity of issue, borrower,	(c) Description of investment including	(e) Current
	lessor or similar party	maturity date, rate of interest,	value
		collateral, par or maturity value

*	First Savings Financial Group common stock	Unitized common stock fund	$ 5,355,184
	Reliance Trust/MetLife Stable Value	Common/collective fund	611,351
	Loomis Sayles Ltd Term Gov't & Agency	Mutual fund	548,419
	American Funds American Balanced	Mutual fund	546,175
	Black Rock Equity Dividend	Mutual fund	134,850
	Eagle Small Cap Growth	Mutual fund	11,307
	American Funds EuroPacific Growth	Mutual fund	388,278
	Federated High Yield Bond	Mutual fund	3,012
	Franklin Utilities	Mutual fund	17,696
	Ivy Mid Cap Growth	Mutual fund	11,322
	Ivy Science & Technology	Mutual fund	189,027
	JP Morgan Large Cap Growth	Mutual fund	230,434
	MFS Global Equity	Mutual fund	13,447
	Oppenheimer Developing Markets	Mutual fund	16,920
	Ridgeworth Mid Cap Value Equity	Mutual fund	12,585
	Templeton Global Bond	Mutual fund	7,455
	PIMCO Total Return	Mutual fund	4,492
	PIMCO Real Return	Mutual fund	9,195
	Victory Sycamore Small Company Opportunity	Mutual fund	9,584
	Vanguard REIT Index	Mutual fund	87,724
	Vanguard Intermediate Term Bond Index	Mutual fund	243,164
	Vanguard Target Retirement 2015	Mutual fund	131,467
	Vanguard Target Retirement 2020	Mutual fund	155,958
	Vanguard Target Retirement 2025	Mutual fund	888,521
	Vanguard Target Retirement 2030	Mutual fund	107,856
	Vanguard Target Retirement 2035	Mutual fund	297,460
	Vanguard Target Retirement 2040	Mutual fund	85,445
	Vanguard Target Retirement 2045	Mutual fund	866,739
	Vanguard Target Retirement 2050	Mutual fund	38,495
	Vanguard Target Retirement 2055	Mutual fund	23,175
	Vanguard Target Retirement 2060	Mutual fund	5,150
	Vanguard Small Cap Index	Mutual fund	148,896
	Vanguard Mid Cap Index	Mutual fund	284,529
	Vanguard 500 Index	Mutual fund	221,549

			$ 11,706,861

*	Denotes party-in-interest

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST SAVINGS BANK EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN

Date: June 21, 2016	By:	/s/ John P. Lawson, Jr.
John P. Lawson, Jr.
Plan Administrator